

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 14, 2007

Via U.S. mail and facsimile

Mr. Robert L. Lerner
President, Ruvane Fund Management Corporation
RFMC Willowbridge Fund, L.P.
4 Benedek Road
Princeton, NJ 08540

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 000-23529**

Dear Mr. Lerner:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

2. Please revise future filings to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Business

The Commodity Brokers, page 8

3. You disclose in the last sentence of this section on page 9 that during the years ended December 31, 2005 and 2004 you had no material credit risk exposure to a counterparty that is a foreign commodities exchange. Please quantify for us the amount of any material credit risk exposure to a counterparty that is a foreign commodities exchange during the year ended December 31, 2006 and revise future filings to include this information for all periods presented.

Controls and Procedures, page 26

4. Please confirm to us and revise your future filings to disclose, if true, that your principal executive and financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officer(s), to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Financial Statements

Condensed Schedule of Investments, page F-5

5. In the interest of providing improved context to financial statement readers regarding the scope of your investment activities, please tell us what consideration you gave to disclosing the total notional amount of your commodity and futures contracts by industry sector. Please also tell us what consideration you gave to disclosing the number of contracts and expiration dates of your open contracts on a more disaggregated basis for each particular underlying (such as wheat, corn, beef, pork, etc). Refer to paragraph 7.16 of the AICPA Investment Company Audit Guide.

Statements of Income (Loss), page F-7

6. We note that you present both realized profits (losses) on closed positions and you change in realized profits (losses) on a net basis. It is unclear whether the use of the term "net" refers simply to the fact that profits are presented net of losses or if there are other expenses which are also netted against realized and unrealized profits (losses). Please revise your accounting policy footnotes are more clearly explain the nature of any items which are netted against realized and unrealized profits (losses) in your income statement. Please also tell us how you considered paragraph 7.51 of the AICPA Audit Guide for Investment Companies in determining your income statement presentation for brokerage commissions separate from trading profits (losses).

Note 1 – Partnership Organization

7. We note from your disclosures on page F-16 that each series of your Class B limited partnership interests may experience a significantly different level of return during the same period. Please revise to clarify the differences, if any, between each series of Class B limited partnership interests.

Note 2 – Significant Accounting Policies

E – Statement of Cash Flows, page F-11

8. We note that you have referenced SFAS 102 as the reason why you have not provided a statement of cash flows for any of the periods presented in your filing. We also note your disclosure on page 18 that neither the General Partner nor the Partnership has registered as a securities investment company under the Investment Company Act of 1940. Please specifically tell us how you determined that you met the conditions of paragraphs 6 and 7 of SFAS 102 that would be necessary to exempt you from the requirement to present a cash flow statement.

K – Subscriptions, page F-12

9. Please tell us and revise future filings to quantify the amount of subscription fees waived for limited partners during each period presented. Please also revise future filings to provide the disclosures described in paragraph 7.45 of the AICPA Investment Company Audit Guide.

N – Recently Issued Accounting Pronouncements, page F-13

10. Your disclosure in the last sentence of footnote 2(N) indicates that you did not adopt SAB 108 as of the year ended December 31, 2006. As you state in your footnote, however, SAB 108 is effective for the first annual period ending after November 15, 2006, which in your case would be December 31, 2006. Please confirm whether or not you adopted SAB 108 as of and for the year ended December 31, 2006 and if not, the reasons why not. If the adoption of SAB 108 resulted in the recording of corrective adjustments to your financial statements as of and for the year ended December 31, 2006, please quantify for us the nature and amount of each individual error that was corrected. Refer to Question 3 of SAB Topic 1N.

Exhibit 31.1 – Management Certification

11. It appears that the same individual serves as both your principal executive officer and principal financial officer. Therefore, in lieu of providing two certifications, please revise future filings so that both titles are provided underneath the signature on the certification. Refer to Questions 12 and 15 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 Frequently Asked Questions (revised November 14, 2002), which is available on our website at www.sec.gov.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz, Sr.
Senior Assistant Chief Accountant

CC: Pete Schultz, Mayer Brown
     Via facsimile (312) 706-8202